Annual Report

Cover Page

Name of issuer:

Recompose, PBC

Legal status of issuer:

> Form: Other
>
> Other (specify):   Public Benefit Corporation
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 5/10/2017

Physical address of issuer:

4 South Idaho
Suite 101
Seattle WA 98134

Website of issuer:

http://www.recompose.life

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

Current number of employees:

17

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$26,404,670.00	$24,920,885.00
Cash & Cash Equivalents:	$2,607,580.00	$2,305,867.00
Accounts Receivable:	$745,863.00	$509,073.00
Short-term Debt:	$706,154.00	$1,018,079.00
Long-term Debt:	$16,841,762.00	$14,067,005.00
Revenues/Sales:	$1,184,114.00	$836,764.00
Cost of Goods Sold:	$428,156.00	$443,897.00
Taxes Paid:	$0.00	$0.00
Net Income:	($4,381,409.00)	($3,757,981.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Recompose, PBC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Katrina Spade	CEO	Recompose, PBC	2017
Sara Moorehead	End of Life Doula	Self	2019
Leslie Christian	Investment management	NorthStar Asset Management	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Katrina Spade	CFO	2017
Katrina Spade	CEO	2017
Katrina Spade	Secretary	2017
Katrina Spade	President	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5. For purposes of this Question 5, that

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Katrina Spade	7500000.0 Common Stock	43.73

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be

*provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Any continued future success that Recompose might enjoy will depend upon many factors, including factors beyond the control of Recompose and/or which cannot be predicted at this time. These factors may include but are not limited to the pace of changes in the legal and regulatory environment necessary for our business to operate; cost overruns in construction; Recompose's ability to secure leases; changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; increases in labor and/or operating costs; Recompose's ability to expand its customer base; and reduced margins caused by increases in costs of goods and/or competitive pressures. These conditions may have a material adverse effect upon Recompose's business, operating results, and financial condition.

EACH INVESTOR IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND SUCH INVESTOR HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE SUBSCRIPTION DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. EACH INVESTOR UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST

OF POSSIBLE RISKS INHERENT IN THE OFFERING.

While the Washington, Colorado, Oregon, Vermont and California state legislatures have passed bills legalizing natural organic reduction into law, the process is legal only in these five states. The majority of funeral laws – including the allowable methods of disposition – are regulated on a state-by-state basis, and it is unlikely that a federal law would overrule this. Our growth and expansion strategy requires that we become legal in every state in which we operate. However, partnering with like-minded funeral homes in cities across the United States to transport the deceased to Seattle for natural organic reduction and ship the resulting soil back to the deceased's family will allow us to offer our services beyond Washington state, to generate national excitement and buzz, and to share marketing costs.

Legal and regulatory changes after legalization of natural organic reduction also pose a risk to Recompose. While Recompose is not aware of any such efforts, it is possible that future regulatory restrictions on natural organic reduction will limit Recompose's ability to operate as anticipated in Washington and Colorado and elsewhere.

In addition to the legal status of natural organic reduction, Recompose will be subject to various federal, state, and local environmental and health laws and regulations that will govern its operations, including the handling and disposal of waste (including biomedical waste) and any potential discharges into the environment. Recompose's activities involve the controlled use of biological materials and may generate biological waste, and Recompose will be subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of these materials as well as laws and regulations imposing liability and clean-up responsibility for improper disposal of these substances. In the event of an accident or if Recompose otherwise fails to comply with applicable regulations, Recompose could lose its permits or approvals to operate or be held financially liable for such failures. Although Recompose will maintain insurance to cover claims related to hazardous materials or environmental liabilities, any claims in excess of this insurance coverage would be paid from Recompose's cash reserves, posing the risk of a material adverse financial impact.

Recompose may not generate significant revenue or achieve and sustain profitability if natural organic reduction as a funeral method does not become widely accepted in the marketplace. Although Recompose has seen significant interest in the natural organic reduction process to this date, it is possible that the market for natural organic reduction will not grow beyond this initial client base. Recompose has already begun the work to establish a market for natural organic reduction and build and grow that market through publicity, client education, and strategic partnerships with other businesses in the death care industry. And Recompose has already received significant earned media attention in and has launched a website to educate potential clients about natural organic reduction. Nonetheless, if obstacles to market acceptance arise, Recompose may need to devote substantial time and money to surmount these obstacles. Failing to achieve sufficient market acceptance of natural organic reduction would limit Recompose's ability to scale to the extent that we expect necessary to be profitable and would have a material adverse impact on Recompose's business and financial condition.

Death care is a multi-billion-dollar industry in the United States. Most of Recompose's competitors, including traditional funeral homes, cemeteries, and crematories, will have substantially greater financial, technological, managerial, and research and development resources and experience than Recompose. Natural organic reduction will compete with death care offerings from large and well-established companies with greater capital and marketing and sales experience and other capabilities. If Recompose is unable to compete in the death care industry successfully, it may be unable to grow and sustain adequate revenue to maintain operations and continue to compete for market share.

The transmission of COVID-19 and efforts to contain its spread have recently resulted in international, national and local border closings, travel restrictions, significant disruptions to business operations, supply chains and customer activity and demand, service cancellations, reductions and other changes, and quarantines, as well as considerable general concern and uncertainty.

The impacts of the COVID-19 crisis and other health crises, such as other pandemics or epidemics, may have effects on the Company. Such effects may include: a decrease in short-term and/or long-term demand and/or pricing for our products; increased costs resulting from our efforts to mitigate the impact of the health crisis; deterioration of worldwide credit and financial markets that could limit our ability to obtain external financing to fund our operations and capital expenditures; disruptions to our supply chain; impairments and/or write-downs of assets; and adverse impairments and/or write-downs of assets, and adverse impacts on our information technology systems and our internal control systems as a result of the need to increase remote work arrangements. Additionally, any material adverse effect of a health crisis on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us.

Depending on the duration and severity of the current COVID-19 pandemic or the start of another epidemic, pandemic or other health crisis, such matters may also have the effect of heightening many of the other risks described in our other disclosure documents, such as risks relating to the successful completion of our growth and expansion projects, including our ability to obtain regulatory approvals on the expected timelines or at all; our ability to maintain our credit ratings; our ability to maintain adequate internal controls in the event that our employees are restricted from accessing our regular offices for a significant period of time; restricted access to capital and increased borrowing costs; and our ability to pay dividends and service debt obligations.

No assurance can be given that an Investor will realize a substantial return on investment, or any return at all, or that an Investor will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read this memorandum and all exhibits attached hereto and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

Recompose is a start-up with very little operating history and just over one year of earned revenue. No assurance can be given that an Investor will realize a substantial return on their investment, or any return at all, or that an Investor will not lose a substantial portion or all of their investment in the Shares.

As of the date of this offering, Recompose has had limited operations and has not yet generated significant revenue due to the legal status of natural organic reduction in most states. Our operations are subject to all of the risks inherent in a new business, and the likelihood of our success must be considered in light of the risks and problems any business encounters in connection with the development and commercialization of new technologies. Our lack of a lengthy operating history – particularly as a provider of an entirely new death care service – makes predicting the result of future operations extremely difficult.

We cannot be certain that we will be able to generate sufficient revenues to achieve profitability. We expect to generate operating losses and have negative cash flow for the foreseeable future due to costs and expenses related to:

-the development of our product and service offering;

-continuing research and development efforts;

-development of relationships with strategic business partners; and

-expansion of general and administrative functions to support anticipated growth in operations.

As we continue the development and commercialization of our Recompose Vessel System and related services, our expenses are expected to increase significantly. Our ability to become profitable depends on our ability to generate and sustain net revenues while keeping expenses at reasonable levels. Accordingly, we will need to generate significant revenue to achieve profitability. Because of the numerous risks and uncertainties associated with our product development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and then maintain profitability, our business, financial condition and results of operations will be negatively affected, and the value and liquidity of the Shares will decline.

Recompose has developed a business plan and forecast based on certain targets and base assumptions about the operating margins and cash flow that Recompose must achieve in order to remain financially solvent and produce sufficient profits to make dividend payments as planned. There is a risk that one or more of the base assumptions used to determine the target operating margins may be incorrect and/or may change in the future in a manner that Recompose cannot anticipate. Such changes may cause Recompose to not achieve its annual targets for operating margins, which may jeopardize Recompose's financial solvency, its ability to pay its employees, vendors, and/or other parties, its ability to meet its debt service obligations, and/or its planned capital expenditures.

The Shares to be sold in this Offering are not being registered under the Securities Act and may not be resold unless they are subsequently registered thereunder or an

unless they are subsequently registered thereunder or an exemption from registration is available. Consequently, Investors may never be able to liquidate their investment.

The offering price of the Shares has been determined by Recompose based on Recompose's business prospects, the size of our target addressable market within the death care industry, an assessment of our management team, our current and future capital needs, and the potential demand for our Recompose Vessel System. The price of the Shares does not necessarily bear any relationship to our current or future earnings, its net tangible assets, or other traditional indicators of value. If the Shares are priced in excess of their current or future value, Investors may not be able to recoup their investment.

Recompose currently anticipates that the net proceeds of this Offering will be sufficient to meet its anticipated needs for working capital and other cash requirements for the foreseeable future. However, Recompose may need to raise additional funds in order to fund more rapid expansion, to respond to competitive pressures or to acquire complementary products or businesses, particularly if Recompose is unable to raise the entire amount of the Offering. Recompose's ability to become profitable will depend on its ability to generate and sustain net revenues; because of the numerous risks and uncertainties associated with Recompose's business, we are unable to predict whether or when Recompose will become profitable, and a lack of profitability may impact Recompose's ability to obtain financing in the future. There can be no assurance that additional financing will be available on terms favorable to Recompose, or at all. If adequate funds are not available or are not available on acceptable terms, Recompose's ability to fund its expansion, take advantage of potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited. Such limitations may have a material adverse effect on Recompose's business, operating results and financial condition.

Because natural organic reduction is a new process, Recompose's vendor base for products used in the natural organic reduction process may be limited. If Recompose is unable to find vendors which can produce the quality and quantity of products required for commercial-scale natural organic reduction, or if Recompose's vendors face any disruption or material business impacts of their own, Recompose would be forced to identify and qualify acceptable replacements from other sources. Delays or interruptions in Recompose's supply chain could limit or

stop Recompose's ability to meet demand for its services, and any financial losses suffered as a result could exceed coverage under vendors' insurance policies. Each of these risks could have a material adverse effect on Recompose's business and financial condition.

If the patents, trade secrets, contractual provisions, and trademarks Recompose relies on to protect its intellectual property prove inadequate, Recompose's potential market advantage could be jeopardized. The patent for the Recompose Vessel System itself remains pending and Recompose cannot guarantee that it will be granted. Even if the patent is granted, Recompose's intellectual property protections may be challenged, invalidated, or circumvented at a later date, and any rights claimed under these protections may not provide the anticipated competitive advantages to Recompose.

Recompose, PBC owns two patents related to the process of natural organic reduction, both filed by international law firm Steptoe and Johnson, LLC. The first, U.S. Patent No. 15/072,346; "System and Method for the Disposition of the Dead," was filed in March 2015 and is pending. It was originally owned by the Urban Death Project and was purchased by Recompose when the non-profit was dissolved. The second, U.S Patent No. 62/133,984 "System and Method for Recomposition of the Dead," was filed as provisional in July 2017 and re-filed in July 2018. That patent was originally assigned to Katrina Spade, who assigned it to Recompose in August 2018. Both patents cover some aspects of the formula and method for recomposing a human body. The 2018 patent covers the vessel system and engineering details.

The issue of any patent, including the patents for which Recompose has applied, depends upon a detailed interpretation of the specific patent claims with respect to the technology at issue and is highly uncertain generally because of the complex legal and factual consideration involved in each patent. There may be other prior patents for similar technology that Recompose is not aware of, despite its diligent investigations. Because American patent applications are confidential within the U.S. patent system for at least eighteen months, Recompose cannot be certain that it holds the rights to the technology covered by the pending patent applications listed above, and there is a possibility that third parties may have filed patent applications for technology covered by Recompose's pending patent applications, and Recompose's pending patent applications may or may not have priority. Future changes in patent law, or changes in the interpretation of

changes in patent law, or changes in the interpretation of current patent law by the courts, could affect the strength and scope of patent protections afforded to Recompose even if its patents are granted. If Recompose is not able to protect its intellectual property rights to the fullest extent possible, it may find itself at a competitive disadvantage to others which need not incur the substantial time, effort, and costs needed to create and protect the innovative natural organic reduction process.

In addition, Recompose's ability to commercialize natural organic reduction depends on its ability to develop, market, and sell the natural organic reduction process without infringing on the intellectual property rights of third parties. Although Recompose has conducted a diligent search and to its knowledge is not currently infringing on any third-party intellectual property rights, it is possible that a third party may allege that the natural organic reduction process or Recompose's methods or materials violate its intellectual property rights. Recompose may be sued by a third party seeking to enforce such rights or may need to sue to protect its own intellectual property; in either event, the cost of litigation could be substantial even if Recompose prevails, and such a lawsuit would require substantial time and money which might otherwise be spent growing Recompose's business. If Recompose is found to infringe upon a third party's intellectual property rights, it may be forced to pay damages, purchase a license from the third party, and/or stop the infringing activity. If Recompose fails to obtain a license and cannot design around the invalidated patent, it may be unable to provide some or all of its proposed services, which could have a material adverse effect on its ability to generate revenue sufficient to sustain its operations.

Recompose's process is proprietary and innovative, the first of its kind to be offered anywhere in the United States. As such, Recompose will need to recruit, train, and retain an entirely new group of employees. If initial demand is sufficiently high, a shortage of qualified and trained workers may limit Recompose's early growth. There is no guarantee that Recompose will be successful in hiring or retaining qualified personnel, and the failure to do so may have a material adverse effect on Recompose's business, financial condition, and results of operations.

Recompose has developed a plan and forecast based on certain assumptions about the architectural and construction costs to design and develop a property. While cost estimates are based on known assumptions and factors affecting construction costs, such as the cost of materials and the timetable for construction, there is a risk that any one or more base assumptions affecting the cost estimates may be incorrect and/or may change in the future in a manner that Recompose cannot anticipate. Such changes may cause an increase to the costs of construction in excess of Recompose's finances, thus requiring additional capital or revision to the business plan.

Recompose has developed a business plan and forecast based on certain assumptions about the costs of manufacturing its vessel system. While cost estimates are based on known assumptions and factors affecting manufacturing costs, there is a risk that one or more of the base assumptions affecting the cost estimates may be incorrect and/or may change in the future in a manner that Recompose cannot anticipate.

Much of Recompose's success depends on the skills, experience, and performance of its key persons. Recompose currently does not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. Despite consulting agreements and employment and noncompetition agreements, all of the arrangements with the principal members of Recompose's executive team may be terminated by Recompose or by the employee or team member. The loss of the services of any of the key members of senior management, other key personnel, or Recompose's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on Recompose's business, operating results, and financial condition; in addition, the loss of the services of any member of the senior management or scientific advisors may impede the achievement of Recompose's business goals by diverting management's attention to transition matters and identification of a suitable replacement, if any. Finally, Recompose's consultants and advisors may be employed by employers other than us or may have commitments under consulting or advisory contracts with other entities that may limit their availability to Recompose.

Control of Recompose and all its operations are solely with its board of directors and will remain with them as a Delaware public benefit corporation. Investors must rely upon the judgment and skills of the board and staff. In particular, this control could have the effect of delaying or preventing a change in control or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of Recompose, causing a negative effect on the market price and liquidity of the Shares. Although the anticipated use of the proceeds of this Offering is outlined in the disclosures, our board of directors will have broad discretion over the use of the proceeds and need not apply them effectively or in a manner consistent with the uses described in this Memorandum.

Our founder and CEO owns approximately fifty-one percent (51%) of our outstanding voting capital stock and, following completion of the Offering, may own approximately 47% of our outstanding voting capital stock. As part of any purchase of Shares, Investor will be required to execute the Stockholder Agreement which, among other restrictive provisions, requires that the holder of the Shares vote in such a manner as to elect persons designated by the founder for board membership. This concentration of voting shares and board membership designation could have the effect of delaying or preventing a change of control of the Company, or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This in turn could have a negative effect on the value or liquidity of the Shares. It could also prevent our stockholders from realizing a premium over the market prices for their Shares.

The purpose of the provision in the Shareholder Agreement that requires the holder of the Shares to vote to elect persons to the board designated by the founder is to preserve the values and mission of the Company.

Recompose is organized as a Delaware public benefit corporation and our business and operations are intended to produce a public benefit and to operate in a sustainable and responsible manner. We are managed in a way that balances the financial interests of our shareholders with environmental, cultural, and financial benefits to the public. As a result of our status as a public benefit corporation, we may choose not to maximize our financial gains if doing so would conflict with our mission and provision of public benefits, which business practice may adversely impact the value of the Shares.

Recompose has developed a business plan and forecast based on certain assumptions about the costs of goods, labor, and operations such as materials costs, wages, benefits, utilities, taxes, and other overhead costs. While cost estimates are based on known assumptions and factors affecting labor and operating costs, there is a risk that one or more of the base assumptions affecting the cost estimates may be incorrect and/or may change in the future in a manner that Recompose cannot anticipate.

Our ability to execute our business plan depends, in part, on the continued and uninterrupted performance of our on the continued and uninterrupted performance of our information technology systems ("IT systems"), which support our Recompose Vessel Systems. Our IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data, and in particular to operate our proprietary technology platform, could adversely affect our ability to operate our business.

The Company has engaged Cutting Edge Counsel, Inc. ("CEC") to assist the Company in determining legal requirements related to this offering, preparing these offering materials and obtaining required approvals under applicable securities laws. However, CEC has not conducted any independent due diligence on the Company or otherwise attempted to verify any representations or other statements made by the Company, herein or otherwise, with respect to its business, financial condition, prospects or plans. CEC does not represent investors with respect to this offering, and investors are hereby advised to consult their own legal and financial advisors in connection with their investment decisions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding

outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20000000	7,613,866	Yes ⌄
Preferred Stock	12500000	7,967,839	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,271,134

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Individual Investors (4)
Issue date	12/21/22
Amount	$2,000,000.00
Outstanding principal plus interest	$2,000,000.00 as of 03/15/23
Interest rate	3.0% per annum
Maturity date	09/30/27
Current with payments	Yes

Note offering with interest between 2 and 4 percent; terms vary from 5 to 10 years. Payment intended to begin in September 2023.

Loan

Lender	Individual Investors (3)
Issue date	12/30/23
Amount	$750,000.00
Outstanding principal plus interest	$750,000.00 as of 12/30/23

Interest rate	3.0% per annum
Maturity date	09/30/29
Current with payments	Yes

Note offering with interest between 2 and 4 percent; terms vary from 5 to 10 years. Payments began in September 2023.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2020	Regulation D, Rule 506(c)	Preferred stock	$50,000	General operations
11/2020	Regulation D, Rule 506(c)	Preferred stock	$100,000	General operations
11/2020	Regulation D, Rule 506(c)	Preferred stock	$100,000	General operations
11/2020	Regulation D, Rule 506(c)	Preferred stock	$6,500,000	General operations
12/2021	Regulation D, Rule 506(c)	Preferred stock	$6,280,000	General operations
12/2022	Regulation D, Rule 506(c)	Preferred stock	$68,603	General operations
12/2022	Regulation D, Rule 506(c)	Preferred stock	$125,000	General operations
12/2022	Section 4(a)(2)	Preferred stock	$3,429,230	General operations
9/2023	Regulation Crowdfunding	Priced Round	$2,113,223	General operations
12/2023	Section 4(a)(2)	Preferred stock	$1,100,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Leslie Christian
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	07/01/18
Relationship	Board of Directors

Name	Nancy and Pater Mogielnicki
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	07/01/18
Relationship	parent

Name	Sara Moorehead
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	07/01/18
Relationship	Board of Directors

Name	Vicki Christophersen
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	11/01/20
Relationship	Lobbyist

Name	Leslie Christian
Amount Invested	$100,000.00
Transaction type	Priced round

Issue date	11/01/20
Relationship	Board of Directors

Name	Nancy and Peter Mogienicki
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	11/01/20
Relationship	Parents

Name	Nancy and Peter Mogielnicki
Amount Invested	$68,603.00
Transaction type	Priced round
Issue date	12/01/22
Relationship	Parents

Name	Leslie Christian
Amount Invested	$125,000.00
Transaction type	Priced round
Issue date	12/01/22
Relationship	Board of Directors

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Carbon-sequestering green funeral solution that returns us to the earth

Milestones

Recompose, PBC was organized in the State of Delaware in May 2017.

Since then, we have:

- $1.6M revenue in first two years of operations, projecting $1.48M this year. (not guaranteed)

- Composted over 250 people representing over 250 metric tons carbon saved.

- 1300 members of prepaid death care plan representing $7.6M future revenue. (not guaranteed)

- $21.7B non-cyclical, recession-proof market. # people who die is growing (will not peak until 2055).

- Queer female CEO developed and legalized human composting; Echoing Green and Ashoka fellow.

- Successfully raised $17M in series A1, A2, and A3.

- Leadership team with 40 years combined experience in the field.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $1,184,114 compared to the year ended December 31, 2022, when the Company had revenues of $836,764. Our gross margin was 63.84% in fiscal year 2023, and 46.95% in 2022.

- *Assets*. As of December 31, 2023, the Company had total assets of $26,404,670, including $2,607,580 in cash. As of December 31, 2022, the Company had $24,920,885 in total assets, including $2,305,867 in cash.

- *Net Loss*. The Company has had net losses of $4,381,409 and net losses of $3,757,981 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $17,547,916 for the fiscal year ended December 31, 2023 and $15,085,084 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,750,000 in debt and $18,445,833 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Recompose, PBC cash in hand is $987,199, as of December 2024. Over the last three months, revenues have averaged $108,987/month, cost of goods sold has averaged $38,592/month, and operational expenses have averaged $318,225/month, for an average burn rate of $247,830 per month. Our intent is to be profitable in 24 months.Recompose's revenue is increasing moderately month over month. Otherwise, there are no material changes or trends.
Recompose's expected revenue over the next 6 months is approximately $950,000. Our expected expenses over the next 6 months are approximately $2,000,000.Recompose is not yet profitable. While we cannot make any guarantees, we hope to be profitable in the next 24-36 months. Recompose has a low-interest debt option and is in the midst of a new round of preferred equity funding.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Katrina Spade, certify that:

(1) the financial statements of Recompose, PBC included in this Form are true and complete in all material respects ; and

(2) the financial information of Recompose, PBC included in this Form reflects accurately the information reported on the tax return for Recompose, PBC filed for the most recently completed fiscal year.



Katrina Spade

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen

to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's

who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://recompose.life//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

  Financials 1

Appendix D: Director & Officer Work History

  Katrina Spade
  Leslie Christian
  Sara Moorehead

Appendix E: Supporting Documents

  ttw_communications_123479_225625.pdf
  ttw_communications_123479_225625.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Recompose Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Katrina Spade

Leslie Christian

Sara Moorehead

Appendix E: Supporting Documents

ttw_communications_123479_225625.pdf
ttw_communications_123479_225625.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Recompose, PBC

By

Katrina Spade

Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.



Katrina Spade

Founder and CEO

1/9/2025

Leslie Christian

Director

1/14/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.